Exhibit 99.1

News

Thermo Fisher Media Contact Information: Karen Kirkwood Phone: 781-622-1306 E-mail: karen.kirkwood@thermofisher.com Website: www.thermofisher.com	Thermo Fisher Investor Contact Information: Ken Apicerno Phone: 781-622-1294 E-mail: ken.apicerno@thermofisher.com

QIAGEN Media Contact Information: Dr. Thomas Theuringer Phone: +49 2103 29 11826 E-mail: thomas.theuringer@qiagen.com Website: www.QIAGEN.com	QIAGEN Investor Contact Information: John Gilardi Phone: +49 2103 29 11711 E-mail: john.gilardi@qiagen.com

Thermo Fisher Scientific and QIAGEN N.V. Agree on Amended Terms

to Acquisition Agreement

•	Offer price increased from €39.00 to €43.00 per QIAGEN share in cash

•	Minimum acceptance threshold lowered from 75% to 66.67% of outstanding QIAGEN shares

•	QIAGEN Supervisory and Managing Boards reaffirm unanimous recommendation that QIAGEN shareholders tender all of their QIAGEN shares

WALTHAM, Mass. and VENLO, The Netherlands – July 16, 2020 – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, and QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA), a leading global provider of Sample to Insight molecular diagnostics and sample preparation technologies, today announced that they have entered into an amendment to their acquisition agreement under which Thermo Fisher has commenced a tender offer to acquire all of the ordinary shares of QIAGEN.

The amendment provides for an increase from the original offer price of €39.00 to a new price of €43.00 per QIAGEN share in cash, which represents a premium of approximately 35% to the closing price of QIAGEN’s ordinary shares on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the acquisition agreement and Thermo Fisher’s intention to commence the offer. The amendment also provides for a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period on August 10, 2020, as well as a USD 95 million expense reimbursement to Thermo Fisher if the minimum acceptance threshold is not met.

The members of QIAGEN’s Supervisory Board and Managing Board have reaffirmed their unanimous support for the offer and their unanimous recommendation that all QIAGEN shareholders accept and tender all of their QIAGEN shares in the offer prior to the end of the acceptance period, which has now been extended to August 10, 2020. Each of the members of the Supervisory Board and Managing Board has tendered or will tender all of their QIAGEN shares in the offer.

Marc N. Casper, chairman, president and chief executive officer of Thermo Fisher Scientific, said, “Industry dynamics have changed considerably in the past few months, creating tailwinds and headwinds for our businesses. Both of our companies are playing important roles in helping customers to battle the COVID-19 pandemic. After careful consideration, we’ve decided to increase our offer for QIAGEN to reflect the fair value of the business given the current environment. We remain confident that this transaction will create shareholder value and, importantly, provide meaningful benefits to our customers and society by combining our capabilities to combat infectious diseases and other healthcare issues. We continue to look forward to completing the transaction in the first half of 2021.”

“After carefully considering the updated offer by Thermo Fisher, QIAGEN’s Supervisory Board and Managing Board both unanimously recommend that shareholders accept this offer given that it reflects the improvements in our business performance and future prospects as a result of the coronavirus pandemic,” said Thierry Bernard, chief executive officer of QIAGEN N.V. “The rationale for this strategic step is stronger than ever, especially as the value of molecular testing becomes ever more evident. This combination is designed to enable QIAGEN employees and our portfolio of Sample to Insight solutions to have an even greater impact on society while also delivering significant cash value to our shareholders. We look forward to working closely with Thermo Fisher to successfully complete the transaction.”

QIAGEN shareholders who have already effectively accepted the offer by tendering their shares are not required to take further action in order to receive the increased offer price in accordance with the terms of the offer. Thermo Fisher’s tender offer statement on Schedule TO, including the offer document that is an exhibit thereto, and QIAGEN’s solicitation/recommendation statement on Schedule 14D-9 will be amended to reflect the revised terms of the transaction. The acceptance period is now scheduled to expire at 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York local time) on August 10, 2020.

Advisors

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are serving as financial advisors to Thermo Fisher, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel. For QIAGEN, Goldman Sachs International is serving as lead financial advisor and Barclays Bank PLC is serving as financial advisor, while De Brauw Blackstone Westbroek NV, Linklaters LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. are serving as legal counsel.

About Thermo Fisher

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, with annual revenue exceeding $25 billion. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, improving patient diagnostics and therapies or increasing productivity in their laboratories, we are here to support them. Our global team of more than 75,000 colleagues delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services and Patheon. For more information, please visit www.thermofisher.com.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2020, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the duration and severity of the COVID-19 pandemic; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the proposed transaction, may not materialize as expected; the proposed transaction not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 28, 2020, which are on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the SEC and available in the “Investor Relations” section of QIAGEN’s website, corporate.qiagen.com/investor-relations, under the heading “Financial Reports,” and in any subsequent Quarterly Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC. While Thermo Fisher or QIAGEN may elect to update forward-looking statements at some point in the future, Thermo Fisher and QIAGEN specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or QIAGEN’s views as of any date subsequent to today.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher and/or its acquisition subsidiary has filed with the SEC and published in Germany. The terms and conditions of the tender offer are published in, and the offer to purchase ordinary shares of QIAGEN is made only pursuant to, the offer document, the publication of which was permitted by German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and related offer materials prepared by Thermo Fisher and/or its acquisition subsidiary. The offer document for the tender offer (in German and in English), as amended, containing the detailed terms and conditions of, and other information relating to, the tender offer is, among other things, published on the internet at https://corporate.thermofisher.com/en/offer.html.

Acceptance of the tender offer by shareholders that are resident outside of the member states of the European Union and the European Economic Area and the United States may be subject to further legal requirements. With respect to the acceptance of the tender offer outside of the member states of the European Union and the European Economic Area and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER DOCUMENT, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND QIAGEN’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 OF THE GERMAN SECURITIES ACQUISITION AND TAKEOVER ACT (WERTPAPIERERWERBS- UND ÜBERNAHMEGESETZ-WPÜG) AND POSITION STATEMENT (GEMOTIVEERDE STANDPUNTBEPALING) PURSUANT TO SECTION 18 AND APPENDIX G OF THE DUTCH DECREE ON PUBLIC TAKEOVERS (BESLUIT OPENBARE BIEDINGEN) CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer document and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.qiagen.com or by contacting QIAGEN’s investor relations department at 240-686-2222 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents it files with the SEC are available at https://ir.thermofisher.com/investors. Furthermore, copies of the offer document are available free of charge by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

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